Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of New Providence Acquisition Corp. on Amendment No. 1 to Form S-1, File No. 333-233449, of our report dated June 26, 2019, except for Note 8 as to which the date is August 23, 2019, which includes an explanatory paragraph as to the New Providence Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of New Providence Acquisition Corp. as of June 20, 2019 and for the period from May 28, 2019 (inception) through June 20, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 5, 2019